July 27, 2021

VIA EDGAR CORRESPONDENCE

DeCarlo McLaren

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProFunds (the "Trust") (File Nos. 333-28339; 811-08239)

Dear Mr. McLaren:

On May 14, 2021, the Trust filed with the Securities and Exchange Commission (the "Commission") Post-Effective Amendment No. 121 under the Securities Act of 1933, as amended (the "1933 Act"), and Amendment No. 123 under the Investment Company Act of 1940, as amended (the "1940 Act") to the Trust's registration statement (collectively, the "Amendment"). The Amendment was filed for the purpose of adding a new mutual fund to the Trust – the Bitcoin Strategy ProFund (the "Fund").

We received additional comments from you relating to the Amendment on July 26-27, 2021. For your convenience and reference, we have summarized the comments in this letter and provided the Trust's response below each such comment. The Trust will file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the "B-Filing"). The B-Filing is being made for the purpose of incorporating modifications to the Fund's Prospectus and Statement of Additional Information in response to your comments on the Amendment and to make other minor and conforming changes.

1.Comment: Please provide a marked draft registration statement prior to filing the B-Filing.

Response: The Trust will provide the requested draft.

2Comment: Please provide additional disclosure related to the potential negative tax consequences of exceeding 25% in the Cayman subsidiary. Include appropriate cross-references in the principal investment strategies and the principal investment risks in the Summary Prospectus.

Response: The Trust has revised the disclosure as requested.

3.Comment: Please explain supplementally why the Board approved the organization of the Fund after the filing of the initial registration statement.

Response: The Trust received authorization from the Board to file the initial registration statement in advance of filing the Amendment, but formal approval of the Fund's the investment objective, principal investment strategies and related matters occurred at meetings held on July 15- 16, 2021 and July 26, 2021.

4.Comment: Please clarify your prior response with respect to the determination that the Fund's strategy is appropriate for an open-end structure and in particular the role of the liquidity program administrator in making such a determination.

Response: Rule 22e-4 and its related adopting release indicate that the determination that a fund's investment strategy is appropriate for an open-end fund must be made by the fund, as part of the liquidity risk management program element relating to the assessment, management, and periodic review of liquidity risk. Neither the plain text of the Rule nor the discussion in the adopting release requires this determination to be made by a fund board. While the Rule does impose certain specific responsibilities on fund boards, these responsibilities do not include the determination of the appropriateness of the investment strategy for an open-end fund.1

The Fund's Board has approved, and the Fund has adopted and implemented, a Liquidity Risk Management Program which delegates to the Advisor, as Program Administrator, the assessment of the Fund's liquidity risk, including the consideration as part of this determination of whether the investment strategy is appropriate for an open-end fund. In making this determination, the Advisor considered a number of factors, including, for example, the liquidity of bitcoin futures under stressed and other market conditions, the settlement period for such contracts, the concentration of the Fund's portfolio, and the use of borrowing (i.e., reverse repurchase agreements) as part of the Fund's investment strategy, among other factors. The Advisor's determination, and the material factors relevant to that determination, were discussed with the Board at a meeting held on July 15 and 16, 2021 wherein the Board determined to approve the Fund's investment strategy and operation as an open-end investment company.

5.Comment: With respect to the Fund's Code of Ethics, please confirm whether the Fund's Code of Ethics applies to transaction in Bitcoin and whether employees are required to pre-clear such transactions.

Response: The Advisor will promptly adopt and implement changes to its Code of Ethics that requires access persons to pre-clear transactions in Bitcoin. An amendment to the Trust's Code of Ethics will be presented to the Board at the September 2021 Board meeting for consideration and approval. The Advisor notes there are no access persons of the Trust that are not also access persons of the Advisor.

6.Comment: Please confirm the name of the "Bitcoin ETF" referenced in the principal investment strategy in the statutory prospectus.

Response: The Trust confirms the legal name of the Fund is Bitcoin ETF. See https://evolveetfs.com/wp-content/uploads/2021/02/EN-FinalProsp-BITS.pdf .

7.Comment: In the section entitled "Tax Considerations" in the Fund's Statement of Additional Information, please consider clarifying that the Fund does not currently intend to invest in Swap.

1Rule 24e-4(B)(2) specifically requires a fund board to perform only three functions: (i) Initially approve the liquidity risk management program; (ii) Approve the designation of the person(s) designated to administer the program; and (iii) Review, no less frequently than annually, a written report prepared by the person(s) designated to administer the program that addresses the operation of the program and assesses its adequacy and effectiveness of implementation, including, if applicable, the operation of the highly liquid investment minimum, and any material changes to the program.

Response: The Trust has revised the disclosure as requested.

8.Comment: Please confirm that the designated index the Fund will use for purposes of calculating its VaR is not a prohibited index.

Response: The Trust so confirms.

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We hope that these responses adequately address your comments. If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this filing.

Very truly yours,

/s/Kristen Freeman

ProShare Advisors LLC

Director, Counsel

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